UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statements Nos. 333-206013 and 333-217368 of Deutsche Bank AG, provided that the following subsections of the “Management Report” section of the Interim Report (contained in Exhibit 99.1) are not so incorporated by reference: “Outlook: The Global Economy” and “Outlook: The Banking Industry”. For the avoidance of doubt, the subsection of the “Management Report” section of the Interim Report (contained in Exhibit 99.1) entitled “Risks and Opportunities” is intended to supplement, but not replace, the section “Risk Factors” included on pages 14 to 47 of our 2016 Annual Report on Form 20-F.

Exhibit 99.1: The following sections of Deutsche Bank AG’s Interim Report as of March 31, 2017: “The Group at a Glance”, “Management Report”, the “Consolidated Financial Statements”, the “Notes to the Consolidated Financial Statements” and “Other Information (unaudited)”.

Exhibit 99.2: Capitalization table of Deutsche Bank AG as of March 31, 2017 (also incorporated as Exhibit 12.15 to Registration Statement No. 333-206013 of Deutsche Bank AG and as Exhibit 12.2 to Registration Statement No. 333-217368 of Deutsche Bank AG).

Exhibit 99.3: Statement re: Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended March 31, 2017, December 31, 2016, December 31, 2015, December 31, 2014, December 31, 2013 and December 31, 2012 (also incorporated as Exhibit 12.16 to Registration Statement No. 333-206013 of Deutsche Bank AG and as Exhibit 12.3 to Registration Statement No. 333-217368 of Deutsche Bank AG).

Update Regarding Application for QPAM Exemption

In the “Risk Factors” section of our 2016 Annual Report on Form 20-F, under the heading “Guilty pleas by or convictions of us or our affiliates in criminal proceedings may have consequences that have adverse effects on certain of our businesses”, we indicated that we have filed an application with the U.S. Department of Labor (DOL) for exemptive relief permitting our affiliates to retain their status as “qualified professional asset managers” (“QPAMs”) despite the guilty plea and conviction of two of our other affiliates in two criminal matters, and that the DOL had granted us a temporary QPAM exemption, effective through April 23, 2017. The DOL recently granted us a one-year temporary exemption covering both convictions, which became effective on April 18, 2017 and will end on the earlier of April 18, 2018 or the effective date of a long-term QPAM exemption, if granted to us by the DOL. In November 2016, the DOL also published a proposed five-year long-term QPAM exemption in connection with both convictions. It is unclear whether the long-term QPAM exemption will be approved, and a denial, and thus loss of QPAM status, could occur, with the potential for the adverse effects described in such risk factor.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2016 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2017, on pages 14 through 47 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Net income attributable to Deutsche Bank shareholders	Net income
Adjusted costs	Noninterest expenses
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Net income attributable to Deutsche Bank shareholders)	Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of certain of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to (i) the subsection “Other Information (unaudited): Non-GAAP Financial Measures” of Exhibit 99.1 hereto, (ii) pages 6 and 7 of our 2016 Annual Report on Form 20-F and (iii) “Supplementary Information: Non-GAAP Financial Measures” on pages 467 through 472 of our 2016 Annual Report, which constitutes part of our 2016 Annual Report on Form 20-F.

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

CRR/CRD 4 Solvency Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures set forth in this document reflect these transitional rules.

We also set forth in this report and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the final CRR/CRD 4 framework without consideration of the transitional provisions under CRR/CRD 4, except with respect to a limited set of equity investments. In addition, in this report and other documents, we describe the pro-forma impact of our April 2017 capital raise on our fully loaded CET 1 ratio and fully loaded leverage ratio, each as of March 31, 2017. Measures calculated pursuant to our fully loaded methodology (and such pro-forma measures) are non-GAAP financial measures, for which the most comparable measures under CRR/CRD 4 are the corresponding transitional measures.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors.

We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a “fully loaded” basis.

For descriptions of these fully loaded CRR/CRD 4 measures and the differences from the most directly comparable measures under the CRR/CRD 4 transitional rules, please refer to (i) the subsections “Management Report: Risk Report: Risk and Capital Performance:

Regulatory Capital”, “Management Report: Risk Report: Leverage Ratio” and “Other Information (unaudited): Non-GAAP Financial Measures” of Exhibit 99.1 hereto, and (ii) “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 136 through 152 of the Annual Report 2016, in particular the subsections thereof entitled “Development of regulatory capital”, “Development of risk-weighted assets” and “Leverage Ratio”, and, with respect to the effect of the grandfathering rule on our fully loaded CRR/CRD 4 measures, to “Supplementary Information: Non-GAAP Financial Measures: Fully loaded CRR/CRD 4 Measures” on pages 471 through 472 of the Annual Report 2016, which Annual Report 2016 constitutes a part of our 2016 Annual Report on Form 20-F.

When used with respect to future periods, our fully loaded CRR/CRD 4 measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable transitional CRR/CRD 4 measures that would correspond to these fully loaded CRR/CRD 4 measures for future periods. In managing our business with the aim of achieving targets based on fully loaded CRR/CRD 4 measures, the relation between the fully loaded and transitional measures will depend upon, among other things, management action taken in light of future business, economic and other conditions.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: April 27, 2017
	By:	/s/ Peter Burrill

	Name:	Peter Burrill
	Title:	Managing Director

	By:	/s/ Mathias Otto

	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel